9650 FLAIR DRIVE - Mail Code EL-8-H

EL MONTE, CALIFORNIA 91731

(626) 279-3652 — FAX (626) 279-3285

January 12, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Hugh West, Accounting Branch Chief

Re:	Cathay General Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 000-18630

Dear Sir/Madam:

On behalf of Cathay General Bancorp (the “Company”), this letter is in response to the comment letter dated December 29, 2011, to Mr. Dunson Cheng, President and Chief Executive Officer of the Company, from Mr. Hugh West, Accounting Branch Chief of the Securities and Exchange Commission (the “Commission”). The references to the comment letter have been shown in bold face for convenience, and the Company’s responses are set forth below the reference.

Comment

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Regulation and Supervision

Recent Developments

EESA and ARRA, page 12

1. We note that you do not plan to repay the $258 million TARP funds in the “immediate future.” Future filings should disclose, in sections addressing the repayment of TARP funds, any penalties that may result if the funds are not timely repaid.

The $258 million in TARP funds were provided to the Company in the form of perpetual preferred stock. As such, there is no requirement that the TARP funds be repaid at any specific time and no penalty associated with failing to repay the TARP funds. As discussed in the “Capital Resources” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 64), to the extent the preferred stock remains outstanding five years after the date of issuance, the dividend payment rate on the preferred stock increases from 5% to 9%. The Company intends to continue to provide this dividend rate increase information in future filings where the Company addresses repayment plans with respect to the TARP preferred stock. In addition, to the extent the Company continues to participate in the TARP, the Company’s future filings will continue to disclose the relevant restrictions imposed on it as a result of such continued participation.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 83

2. You state that there “were no significant changes in the Bancorp’s internal controls or in other factors that could significantly affect these controls subsequent to the date the principal executive officer and principal financial officer completed their evaluation.” Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your fourth fiscal quarter of 2010. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

The Company confirms that there were no changes to its internal control over financial reporting that occurred during its fourth fiscal quarter of 2010 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. The Company will conform its disclosures in future filings to comply with Item 308(c) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 5. Loans, page F-21

3. Please provide us with, and revise your future filings to include, a roll forward of the activity within your TDR loans for each period presented.

The activity within TDR loans for 2009 and 2010 are shown below. The Company will include this table in future filings.

Accruing TDRs (In $000’s)

	2010	2009
Beginning balance	$54,992	$924
New restructurings	55,815	54,413
Restructured loans restored to accrual status	53,432	—
Charge-offs related to interest rate concessions	—	(234)
Payments	(8,205)	(111)
Restructured loans placed on nonaccrual status	(18,371)	—
Expiration of loan concession	(863)	—

Ending balance	$136,800	$54,992

Non-accrual TDRs (In $000’s)

	2010	2009
Beginning balance	$41,609	$10,689
New restructurings	74,544	50,986
Restructured loans placed on nonaccrual status	18,371	—
Charge-offs	(18,713)	(11,963)
Payments	(8,035)	(745)
Foreclosures	(26,198)	(7,108)
Restructured loans restored to accrual status	(53,432)	—
Expiration of loan concession	—	(250)

Ending balance	$28,146	$41,609

4. We note your presentation of impaired loans in the table provided on page F-23; however it is not clear from your disclosure whether or not the table includes your TDR loans. Please advise, and revise your future presentation as necessary, to clarify and quantify the amount of TDRs included in your impaired loan disclosures. If your TDRs are not included in impaired loans please explain why and provide the authoritative guidance you used to support your accounting treatment.

The table of impaired loans provided on page F-23 includes the Company’s TDR loans. At December 31, 2010, recorded investment in impaired loans totaled $381,992,000 and was comprised of nonaccrual loans of $242,319,000, nonaccrual loans held-for-sale of $2,873,000 and accruing TDR’s of $136,800,000. At December 31, 2009, recorded investment in impaired loans totaled $390,461,000 and was comprised of nonaccrual loans of $280,643,000, nonaccrual loans held-for-sale of $54,826,000 and accruing TDR’s of $54,992,000. The Company will include this language in its future filings.

Definitive Proxy Statement filed April 14, 2011

General

5. It does not appear that you provided your shareholders with an advisory shareholder vote on the frequency of the say-on-pay vote or disclosed in a Form 8-K your decision about the frequency of future say-on-pay votes. Companies were required to provide an advisory shareholder vote on the frequency of the say-on-pay vote at shareholder meetings starting on Jan. 21, 2011, at which shareholders shall be able to cast a nonbinding vote on how often the say-on-pay vote should occur: once a year, once every two years, or once every three years. In addition, each company must disclose in a Form 8-K its decision about the frequency of future say-on-pay votes. This disclosure must be made within 150 calendar days after the shareholder meeting, but no later than 60 calendar days before the deadline for shareholders to submit proposals for the next annual meeting. Please advise. Refer to section 14A(a)(2) of the Securities Exchange Act of 1934 and Item 5.07 of Form 8-K. The adopting release for these rules can be found on the SEC’s website at http://www.sec.gov/rules/final/2011/33-9178.pdf.

The Company did not provide its shareholders with an advisory shareholder vote on the frequency of the say-on-pay vote or disclosed in a Form 8-K its decision about the frequency of future say-on-pay votes because Rule 14a-21(b) exempts an issuer with outstanding indebtedness under the TARP from the requirements of Rule 14a-21(b) and Section 14A(a)(2) until the issuer has repaid all outstanding indebtedness under the TARP. Please see the Commission’s Final Rule on Shareholder Approval of Executive Compensation and Golden Parachute Compensation (Release Nos. 33-9178; 34-63768; File No. S7-31-10), pages 56-57.

In connection with the foregoing response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Company’s responses, please contact me at (626) 279-3652.

Very truly yours,

/s/ Heng W. Chen

Heng W. Chen

Executive Vice President

and Chief Financial Officer

cc: Mr. Dunson Cheng, CEO